SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Reven Housing REIT, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

12116R106
(CUSIP Number of Class of Securities)

Xiaofan Bai
Director
King Apex Group Holdings IV Limited
3/F 169 Yuanmingyuan Road
Shanghai, China 200002
Telephone: (+86) 021 6165-2930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2019

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 12116R106	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON King Apex Group Holdings IV Limited(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

(1)	The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

SCHEDULE 13D

CUSIP No. 12116R106	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Boom Rich Investment Limited(1)(2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

(1)	The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

(2)	Boom Rich Investment Limited owns approximately 45.45% of King Apex Group Holdings IV Limited (“King Apex IV”).

SCHEDULE 13D

CUSIP No. 12116R106	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Xuling Wang(1)(2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

(1)	The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

(2)	Mrs. Wang is a controlling investor of Boom Rich Investment Limited.

SCHEDULE 13D

CUSIP No. 12116R106	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON King Apex Group Holdings Limited(1)(2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

(1)	The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

(2)	King Apex Group Holdings Limited owns approximately 22.73% of King Apex IV.

SCHEDULE 13D

CUSIP No. 12116R106	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Chaoyin Wei(1)(2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

(1)	The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

(2)	Mr. Wei owns approximately 11.36% of King Apex IV.

SCHEDULE 13D

CUSIP No. 12116R106	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Jia Meng(1)(2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

(1)	The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

(2)	Mrs. Meng owns approximately 5.68% of King Apex IV.

SCHEDULE 13D

CUSIP No. 12116R106	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON Wenbiao Bai(1)(2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

(1)	The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

(2)	Mr. Bai owns approximately 5.68% of King Apex IV.

SCHEDULE 13D

CUSIP No. 12116R106	Page 9 of 12 Pages

1	NAME OF REPORTING PERSON Zhigang Sun(1)(2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

(1)	The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

(2)	Mr. Sun owns approximately 5.68% of King Apex IV.

SCHEDULE 13D

CUSIP No. 12116R106	Page 10 of 12 Pages

1	NAME OF REPORTING PERSON Lisha Shi(1)(2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

(1)	The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

(2)	Mrs. Shi owns approximately 3.41% of King Apex IV.

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons with the SEC on September 16, 2014, as amended and supplemented on July 27, 2015 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). This Amendment relates to the common stock, par value $0.001 per share (“Common Stock”), of Reven Housing REIT, Inc., a Maryland Corporation (the “Issuer”).

Except as specifically amended by this Amendment, items in the Original Schedule 13D are unchanged. Capitalized terms used herein that are not defined have the meanings ascribed to them in the Original Schedule 13D.

As a result of the consummation of the transactions contemplated by the Merger Agreement (as defined below) on November 4, 2019, the Reporting Persons ceased to be the beneficial owner of 5% or more of the Common Stock. The filing of this Amendment represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) As of November 4, 2019, the Reporting Persons no longer beneficially own any shares of Common Stock.

(b) As of November 4, 2019, the Reporting Persons no longer beneficially have the power to vote and/or dispose of any shares of Common Stock.

(c) Pursuant to the Agreement and Plan of Merger, dated as of August 30, 2019, as amended (as amended, the “Merger Agreement”), by and among the Issuer, SOR PORT Holdings, LLC, a Maryland limited liability company (“Parent”), and SOR PORT, LLC, a Maryland limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), on November 4, 2019 (the “Effective Time”), Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time was cancelled and converted into the right to receive an amount in cash equal to approximately $5.13 per share of Common Stock (without interest and subject to applicable withholding of taxes).

(d) Not applicable.

(e) As of November 4, 2019, the Reporting Persons ceased to be the owners of any shares of Common Stock.

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 5, 2019	KING APEX GROUP HOLDINGS IV LIMITED
	By:	/s/ Xiaofan Bai
	Name:	Xiaofan Bai
	Title:	CEO

BOOM RICH INVESTMENT LIMITED
	By:	/s/ Xiaofan Bai*
	Name:	Xuling Wang
	Title:	CEO

/s/ Xiaofan Bai*
Xuling Wang

KING APEX GROUP HOLDINGS LIMITED
	By:	/s/ Xiaofan Bai
	Name:	Xiaofan Bai
	Title:	CEO

/s/ Xiaofan Bai*
Chaoyin Wei

/s/ Xiaofan Bai*
Jia Meng

/s/ Xiaofan Bai*
Wenbiao Bai

/s/ Xiaofan Bai*
Zhigang Sun

/s/ Xiaofan Bai*
Lisha Shi

* Executed by Xiaofan Bai pursuant to Power of Attorney (incorporated herein by reference to Exhibit 2 of the Issuer’s Schedule 13D filed on September 16, 2014)

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